UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

August  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-24 September 1, 2004

DESCRIPTION:

Queenstake Amends Nevada Pacific Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  September 1, 2004

                                         By

“John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

News Release 2004-24

September 1, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE AMENDS NEVADA PACIFIC AGREEMENT

Denver, Colorado – September 1, 2004 – Queenstake Resources Ltd. (TSX:QRL) (the “Company”) announces that it has agreed with Nevada Pacific Gold Ltd. (“NPG”) to amend the terms of a $2,500,000 promissory note payable by NPG to Queenstake on September 1, 2004.  Under the terms of the amendment, NPG has agreed to pay to the Company $550,000 on August 20, 2004, which payment has been received, and to pay the balance of the promissory note for $1,950,000 (the “Note”) on November 1, 2004.  The Note will bear interest at the rate of U.S. prime plus 2% from September 1, 2004.

The Company will accept, subject to approval by the TSX Venture Exchange on or before September 15, 2004, 669,485 common shares of NPG (the “Shares”) (in lieu of $500,000 of the cash amount due November 1, 2004, pursuant to the Note) and $1,450,000 in cash on November 1, 2004.  In the event that TSX Venture Exchange approval for the issuance of the Shares is not received on or before September 15, 2004, the Company will, at its option, accept either 669,485 common shares of NPG when approved by the TSX Venture Exchange and $1,450,000 in cash on November 1, 2004, or the full Note amount of $1,950,000 in cash, on November 1, 2004.

Queenstake Resources Ltd. is a gold mining company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon Mine in Nevada, acquired in June 2003.  The Jerritt Canyon Mine consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

All amounts in U.S. dollars, unless otherwise indicated; “Cdn” denotes Canadian dollars.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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